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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 14D-9
                              (AMENDMENT NO. 1)
              Solicitation/Recommendation Statement Pursuant to
           Section 14(d)(4) of the Securities Exchange Act of 1934

                                 MEDEX, INC,.
                          (Name of Subject Company)

                                 MEDEX, INC.
                     (Name of Person(s) Filing Statement)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                  584105100
                    (CUSIP Number of Class of Securities)

                           ROBERT E. BOYD, JR., ESQ.
                        SECRETARY AND GENERAL COUNSEL
                                 MEDEX, INC.
                               3637 LACON ROAD
                            HILLIARD, OHIO  43026
                                (614) 529-3899

(Name, address and telephone number of persons authorized to receive notice and communications on behalf of the person(s) filing statement)

                               With a Copy to:

                          JAMES L. SMITH, III, ESQ.
                             TROUTMAN SANDERS LLP
                          600 PEACHTREE STREET, N.E.
                       SUITE 5200, NATIONSBANK BUILDING
                         ATLANTA, GEORGIA  30308-2216
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        This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on November 15, 1996 by Medex, Inc., an Ohio corporation (the "Company"), relating to the offer by FCY, Inc., an Ohio corporation (the "Purchaser") and a wholly owned subsidiary of Furon Company, a California corporation ("Furon"), to purchase for cash all outstanding common shares, par value $.01 per share, of the Company, together with the associated share purchase rights.

        The Company believes that this Amendment does not represent a material change in the information set forth in the Schedule 14D-9. This Amendment is filed for the purpose of substituting for Exhibit 3 to the Company's Schedule 14D-9 the form of agreement actually executed by the officers and directors of the Company and Furon in order to correct an error in the form of such agreement as previously filed. The difference in the forms relates solely to when the officers and directors may sell their shares and options to the Company pursuant to Section 2 of the agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by deleting the description of Exhibit 3 and replacing in lieu thereof the following: "Form of Director and Officer Agreement dated November 12, 1996 among the Company, Furon and the Purchaser (filed as Exhibit 99.11 to Amendment No. 1 to Schedule 14D-1 of Furon and the Purchaser filed with the Securities and Exchange Commission on November 27, 1996, and incorporated herein by reference)."


                                     -2-
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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                                November 27, 1996
                                                ----------------------------
                                                Date

                                                /s/ Bradley P. Gould
                                                ----------------------------
                                                Signature

                                                Bradley P. Gould
                                                President and Chief Executive
                                                Officer
                                                ----------------------------
                                                        Name and Title